Exhibit 99.1

PRESS RELEASE

ASPEN INSURANCE HOLDINGS LIMITED
APPOINTS KARL MAYR AS DIRECTOR

HAMILTON, Bermuda - December 2, 2015 - Aspen Insurance Holdings Limited (“Aspen” or “the Company”) (NYSE:AHL) announces that Karl Mayr has been appointed to its Board of Directors (“Board”) as a Class III director and as a member of the Board’s Risk Committee.

Karl Mayr has over thirty years of experience in the reinsurance sector, primarily in Europe, across a number of product lines in both an underwriting capacity and in managerial roles. Mr. Mayr worked at Axis from 2003 to 2015 where his most recent roles were as Vice Chairman of Axis Reinsurance and President and Chief Executive Officer of Axis Re Europe. Prior to this, Mr. Mayr was at GE Frankona Reinsurance Company. Mr. Mayr has been a director of Aspen Insurance UK Limited and a member of its Risk Committee since June 2015.

Glyn Jones, Chairman of Aspen, said: “I am delighted that Karl is joining the Aspen Board. His wealth of experience and his extensive strategic and operational background in the reinsurance sector will be a great asset to Aspen. I would like to welcome Karl to the Board and I look forward to working with him in the future.”

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About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through its subsidiaries and offices in Australia, Bermuda, France, Germany, Ireland, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2014, Aspen reported $10.7 billion in total assets, $4.8 billion in gross reserves, $3.4 billion in total shareholders’ equity and $2.9 billion in gross written premiums. Its operating subsidiaries have been assigned a rating of “A” (“Strong”) by Standard & Poor’s Financial Services, an “A” (“Excellent”) by A.M. Best Company Inc. and an “A2” (“Good”) by Moody’s Investor Service, Inc.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995
This press release contains "forward-looking" statements regarding future results and events, including, without limitation, statements regarding Board appointments. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “do not believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” and similar expressions of a future or forward-looking nature.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such statements. For a detailed description of uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on February 23, 2015. Aspen undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Please visit www.aspen.co or contact:

Investors
Mark Jones, Senior Vice President, Investor Relations, Aspen
mark.p.jones@aspen.co
+1 (646) 289 4945

Media
Karen Green, Office of the CEO, Aspen
Karen.Green@aspen.co
+44 20 7184 8110

International - Citigate Dewe Rogerson            North America - Abernathy MacGregor
Caroline Merrell or Jos Bieneman                Carina Davidson or Allyson Vento
caroline.merrell@citigatedr.co.uk             ccd@abmac.com
jos.bieneman@citigatedr.co.uk                 amv@abmac.com
+44 20 7638 9571                        +1 (212) 371 5999

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